November 8, 2018

VIA EDGAR

Wilson K. Lee, Senior Staff Accountant

Jeffrey Lewis, Staff Accountant

Division of Corporation Finance
Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leju Holdings Limited (the “Company”)
Form 20-F for the fiscal year ended December 31, 2017 (“2017 20-F”)
Filed April 26, 2018
File No. 001-36396

Dear Mr. Lee and Mr. Lewis:

This letter sets forth the Company’s response to the comment contained in the letter dated October 26, 2018 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2017 20-F. The comment is repeated below and followed by the response thereto.

Form 20-F for the fiscal year ended December 31, 2017

Item 3. Key Information

Non-GAAP Financial Measures, page 3

1.                                      We note that certain adjustments to “Adjusted net income (loss)” and “Adjusted net income (loss) attributable to Leju Holdings Limited shareholders” have been presented net of tax. Please revise future filings to clearly explain and present the income tax effects of such adjustments separately. Reference is made to Question 102.11 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company will revise the disclosure of Non-GAAP Financial Measures prospectively starting with the annual report for the fiscal year ended December 31, 2018 on Form 20-F as presented below. The Company respectfully advises the Staff that it will revise the non-GAAP adjustment disclosure in the Company’s future earnings releases starting with the quarter ended September 30, 2018. Revisions to the disclosure are reflected by strikethrough and underlines.

Non-GAAP Financial Measures

The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss), and our adjusted net income (loss) attributable to Leju Holdings Limited shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment.

We define adjusted net income (loss) as net income (loss) before share-based compensation expense ~~(net of tax)~~, amortization of intangible assets resulting from business combinations ~~(net of tax) and~~, goodwill impairment ~~(net of tax)~~, and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment.

We define adjusted net income (loss) attributable to Leju Holdings Limited shareholders as net income (loss) before share-based compensation expense (net of ~~tax and~~ non-controlling interests), amortization of intangible assets resulting from business combinations (net of ~~tax and~~ non-controlling interests) ~~and~~, goodwill impairment ~~(net of tax and non-controlling interests)~~ and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment.

We determine the tax effect of the items excluded from adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings limited Shareholders based upon evaluation of the statutory tax treatment and the applicable tax rate of the jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected. In certain jurisdictions where we do not expect to realize a tax benefit (due to a history of operating losses or other factors resulting in a valuation allowance related to deferred tax assets), a 0% tax rate is applied. The tax rates reflected are appropriate based on the non-GAAP income reflected in the reconciliation table.

The use of the above non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to Leju Holdings Limited shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of $)
Income (loss) from operations	81,077	43,613	(15,191)	(183,949)
Share-based compensation expense	11,311	12,585	11,910	3,525
Amortization of intangible assets resulting from business acquisitions	14,569	12,653	12,329	13,333
Goodwill impairment	—	—	—	41,223
Adjusted income (loss) from operations	106,957	68,851	9,048	(125,868)

Net income (loss)	66,659	34,806	(11,601)	(162,043)
Share-based compensation expense ~~(net of tax)~~	11,311	12,585	11,910	3,525
Amortization of intangible assets resulting from business acquisitions ~~(net of tax)~~	14,569	12,653	12,329	13,333
Goodwill impairment ~~(net of tax)~~	—	—	—	41,223
Income tax benefit:
Current	—	—	—	—
Deferred(1)	(1,612)	(3,163)	(4,272)	(2,144)
Adjusted net income (loss)	90,927	56,881	8,366	(106,106)

Net income (loss) attributable to Leju Holdings Limited shareholders	66,521	35,330	(9,789)	(160,901)
Share-based compensation expense (net of ~~tax and~~ non-controlling interests)	11,311	12,576	11,877	3,491
Amortization of intangible assets resulting from business acquisitions (net of ~~tax and~~ noncontrolling interests)	14,415	12,653	12,329	13,333
Goodwill impairment ~~(net of tax and noncontrolling interests)~~	—	—	—	41,223
Income tax benefit (net of noncontrolling interests):
Current	—	—	—	—
Deferred	(1,573)	(3,163)	(4,272)	(2,144)
Adjusted net income (loss) attributable to Leju Holdings Limited shareholders	90,674	57,396	10,145	(104,998)

(1) Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense and goodwill impairment is nil.

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If you have any additional questions or comments regarding the 2017 20-F, please contact the undersigned at +86 21 6133-0809 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Li-Lan Cheng
Li-Lan Cheng
Acting Chief Financial Officer

cc:	Xin Zhou, Executive Chairman, Leju Holdings Limited
Yinyu He, Chief Executive Officer, Leju Holdings Limited
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Alan Hu, Partner, Deloitte Touche Tohmatsu CPA LLP